TERRA TECH CORP.

4700 Von Karman Ave., Suite 110

Newport Beach, California 92660

(855) 447-6967

www.terratechcorp.com

July 29, 2016

VIA EDGAR TRANSMISSION

Mr. Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

United States Securities and Exchange Commission

Division of Corporate Finance – Mail Stop 3030

Washington, DC 20549

Re:

Terra Tech Corp.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 29, 2016

Amendment No. 2 to Form 10-Q for the Quarterly Period Ended March 31, 2016

Filed July 20, 2016

Amendment No. 5 to Form 8-K

Filed July 20, 2016

File No. 000-54258

Dear Mr. Kuhar:

Terra Tech Corp., a Nevada corporation (the "Company," "we," "us," or "our"), is submitting this letter in response to the comment letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated July 28, 2016 (the "Comment Letter"), with respect to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2015, filed with the Commission on March 29, 2016; the Company's Second Amendment to its Quarterly Report on Form 10-Q for its quarterly period ended March 31, 2016, filed with the Commission on July 20, 2016; and the Company's Amendment No. 5 to its Current Report Form 8-K filed with the Commission on July 20, 2016. Today, we are filing a further amendment to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, and a further amendment to our Current Report Form 8-K.

This letter sets forth the comments of the Staff in the Comment Letter and, following each comment, our response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 1. Summary of Significant Accounting Policies

Intangibles, page F-11

1.

We note that your revised disclosures in response to comment 1 appear only to address your accounting policy for the impairment of your long-lived assets. Please revise future filings to clearly disclose how you account for your intangible assets, including how you review your intangibles with definite lives for impairment in accordance with ASC 350- 30-35-14 and 360-10-35-17.

Response:

The Company will revise the disclosure in future filings to disclose clearly how we account for our intangible assets, including how we review our intangibles with definite lives for impairment.

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Amendment No. 2 to Form 10-Q for the Quarterly Period Ended March 31, 2016

Note 1. Summary of Significant Accounting Policies, Page 6

Note 17. Related Party Transactions, page 21

2.

The revisions made on pages 7 and 8 in response to comment 4 may be confusing to investors since they indicate that your merger with Black Oak gallery was completed on March 31, 2016 and also state that the acquisition date for accounting purposes was April 1, 2016. Consistent with your response to comment 5 of our letter dated June 24, 2016 please amend all sections of the filing, including Note 17, to clearly disclose that your acquisition of Black Oak Gallery was consummated on April 1, 2016 and remove all references to the merger being completed on March 31, 2016.

Response:

The Company has amended all sections of Amendment No. 2 to the relevant Quarterly Report on Form 10-Q, including Note 1. Summary of Significant Accounting Policies on page 6 and Note 17. Related Party Transactions on page 21 to make the requested revisions.

Amendment No. 5 to Form 8-K dated December 23, 2015

3.

Similar to your response to comment 5 of our letter dated June 24, 2016, please amend the filing to clearly and consistently disclose that your acquisition of Black Oak Gallery was consummated on April 1, 2016 (i.e., the date on which consideration was exchanged and you gained control of the company) and remove all references to the merger being completed on March 31, 2016.

Response:

The Company has amended Amendment No. 5 to the relevant Current Report on Form 8-K to make the requested revisions.

4.

Revise your pro forma balance sheet to correctly reflect the purchase price allocation presented in Footnote 4 to the pro forma financial information. We note, for example, that the $51.5 million adjustment for Intangible assets – Black Oak Gallery really represents the aggregate fair value of the net assets acquired from Black Oak.

Response:

The Company has revised the pro forma balance sheet to reflect the purchase price allocation presented in Footnote 4 to the pro forma financial information.

5.	In addition, revise the pro forma balance sheet to present goodwill separate from the identifiable intangibles acquired.

Response:

The Company has revised the pro forma balance sheet to present goodwill separate from the identifiable intangibles acquired.

6.

We also note that part of the purchase price was allocated to significant identifiable intangible assets that appear to have definite lives and may be amortizable. Please revise Footnote 4 to disclose the useful lives of any amortizable assets that you acquired and revise your pro forma income statements to record the amortization expense related to all amortizable assets, including identifiable intangibles.

Response:

The Company has revised Footnote 4 to disclose the useful lives of any amortizable assets that we acquired and has revised our pro forma income statements to record the amortization expense related to all amortizable assets, including identifiable intangibles.

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7.

Please revise Note 6 to the March 31, 2016 Pro Forma Statement of Operations and Note 2 to the December 31, 2015 Pro Forma Statement of Operations to briefly describe the Platinum Agreement and to explain why it resulted in the pro forma adjustments you recorded.

Response:

We have revised Note 6 to the March 31, 2016, Pro Forma Statement of Operations and Note 2 to the December 31, 2015, Pro Forma Statement of Operations to include a narrative explaining that sellers were previously on payroll of the acquired entity and are now being compensated pursuant to the Platinum Agreement.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any questions that might be facilitated by contemporaneous dialogue, please feel free to call our counsel, Randy Katz of Baker & Hostetler LLP at (714) 966-8807, or me at (855) 447-6967.

Thank you for your ongoing courtesy in this matter.

Sincerely,

By:	/s/ Derek Peterson
Derek Peterson
Chief Executive Officer

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